02021759

ATES
NGE COMMISSION
.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 16 2002
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
Hours per response...... 12.00

SEC FILE NUMBER
8-22551

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Engmann Options, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

RECD S.E.C.
APR 16 2002
516

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Lai — 415-293-3810 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael W. Engmann, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Engmann Options, Inc., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

11th day of April 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature
Engmann Options, Inc.
Chairman
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Engmann Options, Incorporated

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Engmann Options, Incorporated
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Stockholders of
Engmann Options, Incorporated

We have audited the accompanying statement of financial condition of Engmann Options, Incorporated as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Engmann Options, Incorporated as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 21, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Engmann Options, Incorporated
Statement of Financial Condition
December 31, 2001

Assets

Receivable from brokers	$ 4,544,237
Securities owned	
Securities owned and pledged, marketable	4,849,369
Securities owned, not readily marketable	6,390,305
Notes and accounts receivable	1,706,997
Exchange memberships (market value $258,000)	776,800
Rental properties, net of accumulated depreciation of $1,559,691	2,373,617
Furniture and equipment, net of accumulated depreciation of $274,301	44,948
Other assets	140,786
Total assets	$ 20,827,059

Liabilities and Stockholders' Equity

Liabilities	
Securities sold, not yet purchased	$ 2,689,794
Accounts payable and accrued expenses	133,011
Total	2,822,805
Stockholders' equity	25,509,615
Less receivables from stockholders	(7,505,361)
Net	18,004,254
Total liabilities and stockholders' equity	$ 20,827,059

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Engmann Options, Incorporated (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and acts as a market maker on the Pacific Exchange. The Company also leases its properties and exchange memberships on a month to month basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices, and securities not readily marketable are valued at estimated fair value as determined by management. Resulting unrealized gains and losses are reflected in revenues. Trading gains from principal transactions are recorded net of commissions.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Notes and Accounts Receivable—Notes and accounts receivable generally provide for interest ranging from 4 to 12 percent.

Rental Properties, Furniture and Equipment—Rental properties, which consist of land, building, and improvements, furniture, and equipment are capitalized at cost and depreciated using the straight-line and double-declining balance methods over the estimated useful lives of the assets. Management has established the useful lives of the assets as follows:

	Years
Rental properties	27.5
Furniture	7
Equipment	5

Income Taxes—The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, except for exchange memberships, rental properties, furniture, and equipment, and are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 4,203,614	$ 2,559,844
Bonds	103,175	
Equity options	542,580	129,950
Total	$ 4,849,369	$ 2,689,794

At December 31, 2001, marketable securities of $4,849,369 and cash at brokers of $2,154,860 were pledged as collateral for securities sold, not yet purchased.

Securities not readily marketable at December 31, 2001 of $6,390,305 consist of investments in limited partnerships and privately held companies, and include investments in affiliates of $2,545,426. Approximately $6,117,000 of these securities represent investments in proprietary trading companies with assets and liabilities carried at market value. Approximately $273,000 of these securities represent investments in private companies that are valued in good faith by the Company's management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these securities.

Note 4 Notes and Accounts Receivable

Notes and accounts receivable at December 31, 2001 is net of an allowance for doubtful accounts of $75,000. Subsequent to December 31, 2001, $1,182,575 of these receivables were sold for book value to an entity affiliated through common ownership.

Note 5 Related Parties

Under an informal arrangement, the Company receives rental income from stockholders of the Company.

Note 6 Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company may make discretionary contributions to the plan.

Note 7 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Company clears substantially all of its trades through two clearing brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Parent had net capital and net capital requirements of approximately $5,532,000 and $100,000, respectively. The net capital rule may effectively restrict distributions to stockholders.

Note 9 Subsequent Events

The Company guaranteed a $100,000 letter of credit in January 2002 for an office lease entered into by an entity affiliated through common ownership.

Receivables from stockholders of $7,505,361 at December 31, 2001 were reduced by payments received of $1,488,414 in February 2002.